MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|CONFERENCE CALL NOTICE|

FOR IMMEDIATE RELEASE

MIGENIX First Fiscal Quarter 2008 Financial Results Conference Call & Webcast Notification

Tuesday, September 11, 2007 – 11:00 a.m. ET; 8:00 a.m. PT

Vancouver, BC, CANADA and San Diego, CA, USA, September 6, 2007 - MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, will host a conference call and webcast on Tuesday, September 11, 2007 at 11:00 a.m. ET (8:00 a.m. PT) to discuss financial results for the first fiscal quarter ended July 31, 2007. An update on company activities will also be provided.  To participate in the conference call, please dial 416-644-3415 or 1-800-732-9303.  The call will be available for replay until September 25, 2007 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21244947#. The live and archived webcast can be accessed through the company’s website at www.migenix.com for the next 90 days.

MIGENIX will also be hosting its 2007 Annual General Meeting of the shareholders of the Company on Monday, September 10, 2007 at 2:00 p.m. Pacific Time at the BC Research Complex, Auditorium, 3650 Wesbrook Mall, Vancouver, British Columbia.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com